Exhibit 2.1

EXECUTION VERSION

TAX MATTERS AGREEMENT

by and among

CBS CORPORATION,

CBS RADIO INC.,

and

ENTERCOM COMMUNICATIONS CORP.

dated as of

November 16, 2017

i

ii

INDEX OF DEFINED TERMS

Page

Acquiror	1
Acquiror Capital Stock	2
Acquiror Common Stock	2
Acquiror Group	2
Adjustment Request	2
Affiliate	3
Agreement	1
Ancillary Agreements	3
Benefited Party	18
Business	3
Business Day	3
CBS	1
CBS Affiliated Group	3
CBS Broadcasting	1
CBS Business	3
CBS Class B Common Stock	3
CBS Common Stock	3
CBS Federal Consolidated Income Tax Return	3
CBS Group	3
CBS Indemnified Party	3
CBS Separate Return	3
Code	3
Companies	1
Company	1
Controlling Party	28
Dispute	30
Distributing Company	4
Distribution Date	4
Distribution Tax Opinion	4
Distributions	1
Effective Time	4
Exchange Offer	1
Extraordinary Transaction	4
Federal Income Tax	4
Fifty-Percent or Greater Interest	4
Final Determination	4
Final Distribution	1
First Distribution	1
Governmental Authority	4
Group	4
Income Tax	5
Indemnitee	30
Indemnitor	30
Internal Distributions	1

IRS	5
Joint Return	5
Law	5
Merger	2
Merger Agreement	1
Merger Sub	2
Merger Tax Opinion	5
Non-Controlling Party	28
Notified Action	21
Ordinary Course of Business	5
Other Taxes	5
Parties and Party	1
Past Practice	14
Payment Date	5
Person	5
Post-Distribution Period	6
Post-Distribution Ruling	21
Pre-Distribution Period	6
Prime Rate	6
Privilege	6
Proposed Acquisition Transaction	6
Radio	1
Radio Active Trade or Business	7
Radio Business	7
Radio Capital Stock	7
Radio Carryback	7
Radio Common Stock	7
Radio Entity	7
Radio Group	7
Radio Indemnified Party	7
Radio Reorganization	1
Radio SAG	7
Radio Separate Return	7
Radio Working Capital	7
Refund	8
Representation Letters	8
Retention Date	26
Ruling Request	8
Second Distribution	1
Separate Return	8
Separation Agreement	1
Separation Tax Losses	8
State Income Tax	9
Stock Split	9
Straddle Period	9
Subsidiary	9

iv

Tax Advisor	9
Tax Attribute	9
Tax Authority	9
Tax Benefit	9
Tax Contest	9
Tax Item	10
Tax Law	10
Tax Opinions	10
Tax or Taxes	9
Tax Period	10
Tax Records	10
Tax Return or Return	10
Tax-Free Status	9
Treasury Regulations	10
Unqualified Tax Opinion	10
Westinghouse	1

v

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into as of November 16, 2017, by and among CBS Corporation, a Delaware corporation (“CBS”), CBS Radio Inc. (“Radio”), a Delaware corporation and an indirect wholly owned subsidiary of CBS (CBS and Radio are sometimes collectively referred to herein as the “Companies” and, as the context requires, individually referred to herein as the “Company”), and Entercom Communications Corp., a Pennsylvania corporation (“Acquiror”). Each of CBS, Radio, and Acquiror are herein referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, CBS is indirectly engaged in the Radio Business;

WHEREAS, CBS presently owns 100% of the equity of Westinghouse (as defined below), Westinghouse presently owns 100% of the equity of CBS Broadcasting (as defined below) and CBS Broadcasting presently owns 100% of the equity of Radio;

WHEREAS, CBS Broadcasting Inc., a New York corporation and an indirectly wholly owned subsidiary of CBS (“CBS Broadcasting”) presently owns all of the outstanding shares of Radio Common Stock (as defined below);

WHEREAS, the CBS Divestiture Committee has determined that it would be in the best interests of CBS and its stockholders to separate the Radio Business from the other businesses of CBS;

WHEREAS, CBS and Radio entered into the Master Separation Agreement, dated as of February 2, 2017 (as amended from time to time, the “Separation Agreement”), pursuant to which (a) (i) CBS Broadcasting will distribute all of the outstanding equity of Radio to Westinghouse CBS Holding Company, Inc. (“Westinghouse” and such distribution, the “First Distribution”), (ii) Westinghouse will distribute all of the equity of Radio to CBS, (the “Second Distribution” and, together with the First Distribution, the “Internal Distributions”) and (iii) Radio will effect the Stock Split (together with the Internal Distributions, the “Radio Reorganization”); (b) following the consummation of the Internal Distributions, on the Distribution Date, CBS will consummate an offer to exchange all of the outstanding shares of Radio Common Stock owned by CBS for shares of CBS Class B Common Stock then outstanding (the “Exchange Offer”) and (ii) in the event that holders of CBS Class B Common Stock subscribe for less than all of the shares of Radio Common Stock owned by CBS in the Exchange Offer, CBS will distribute the remaining shares of Radio Common Stock owned by CBS on a pro rata basis to holders of CBS Common Stock whose shares of CBS Common Stock remain outstanding after consummation of the Exchange Offer (collectively, the “Final Distribution,” and together with the Internal Distributions, the “Distributions”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of February 2, 2017, and amended by the Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 10, 2017, and by the Amendment No. 2 to the Agreement and Plan of Merger, dated as of September 13, 2017 (as so amended, the “Merger Agreement”), by and among CBS, Radio, Acquiror, and Constitution Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), immediately following the Final Distribution, Merger Sub will merge with and into Radio (the “Merger”), with Radio surviving as a wholly owned subsidiary of Acquiror;

WHEREAS, the Parties intend that, for U.S. federal income Tax purposes, (i) each of the Distributions will qualify as a Tax-free transaction under Section 355 of the Code, and (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, prior to consummation of the Final Distribution, CBS was the common parent of an affiliated group of corporations, including Radio, within the meaning of Section 1504 of the Code;

WHEREAS, as a result of the Final Distribution, Radio and its Subsidiaries will cease to be members of the affiliated group of corporations within the meaning of Section 1504 of the Code of which CBS is the common parent; and

WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of liabilities for certain Taxes, and to provide for and agree upon other matters relating to Taxes;

NOW THEREFORE, in consideration of the mutual agreements contained herein, the Parties hereby agree as follows:

Article 1. Definition of Terms. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings:

“Acquiror” has the meaning set forth in the first sentence of this Agreement.

“Acquiror Capital Stock” means all classes or series of capital stock of Acquiror (or any entity treated as a successor to Acquiror), including (i) the Acquiror Common Stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments treated as stock in Acquiror (or any entity treated as a successor to Acquiror) for U.S. federal income tax purposes.

“Acquiror Indemnified Party” means any officer, director or employee or Acquiror or any of its Affiliates.

“Acquiror Common Stock” has the meaning set forth in the Merger Agreement.

“Acquiror Group” has the meaning set forth in the Merger Agreement.

“Acquiror Representation Letters” has the meaning set forth in Section 6.01(a) of this Agreement.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on a Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset, and (iii) any claim for a Tax Benefit with respect to Taxes previously paid.

“Affiliate” has the meaning set forth in the Merger Agreement.

“Agreement” has the meaning set forth in the first sentence of this Agreement.

“Ancillary Agreements” has the meaning set forth in the Merger Agreement; provided, however, that for purposes of this Agreement, this Agreement shall not constitute an Ancillary Agreement.

“Benefited Party” has the meaning set forth in Section 5.01(b).

“Business” has the meaning set forth in the Separation Agreement.

“Business Day” has the meaning set forth in the Merger Agreement.

“CBS” has the meaning set forth in the first sentence of this Agreement.

“CBS Affiliated Group” means the affiliated group (as that term is defined in Section 1504 of the Code and the Treasury Regulations thereunder) of which CBS is the common parent.

“CBS Broadcasting” has the meaning set forth in the Recitals.

“CBS Business” has the meaning set forth in the Separation Agreement.

“CBS Class B Common Stock” has the meaning set forth in the Merger Agreement.

“CBS Common Stock” has the meaning set forth in the Merger Agreement.

“CBS Federal Consolidated Income Tax Return” means any United States federal Income Tax Return for the CBS Affiliated Group.

“CBS Group” has the meaning set forth in the Merger Agreement.

“CBS Indemnified Party” means any officer, director or employee of CBS or any of its Affiliates.

“CBS Separate Return” means any Tax Return of or including any member of the CBS Group (including any consolidated, combined or unitary Tax Return that does not include any member of the Radio Group).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies” and “Company” have the meaning set forth in the first sentence of this Agreement.

“Controlling Party” has the meaning set forth in Section 9.02(c) of this Agreement.

“Dispute” has the meaning set forth in Section 13.01 of this Agreement.

“Distributing Company” means any company that distributes the stock of another company pursuant to any of the Distributions.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Tax Opinion” has the meaning set forth in the Separation Agreement.

“Distributions” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Exchange Offer” has the meaning set forth in the Recitals.

“Extraordinary Transaction” means any action that is not in the Ordinary Course of Business, but shall not include any action described in or contemplated by the Separation Agreement, the Merger Agreement or any Ancillary Agreement or that is undertaken pursuant to the Radio Reorganization or the Distribution.

“Federal Income Tax” means any Tax imposed by Subtitle A of the Code.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code and the Treasury Regulations thereunder.

“Final Allocation” has the meaning set forth in Section 3.07(b) of this Agreement.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for a Tax Benefit or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or foreign taxing jurisdiction; or (iv) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the parties.

“Final Distribution” has the meaning set forth in the Recitals.

“First Distribution” has the meaning set forth in the Recitals.

“Governmental Authority” has the meaning set forth in the Merger Agreement.

“Group” has the meaning set forth in the Separation Agreement.

“Income Tax” means any Tax that is a Federal Income Tax or a State Income Tax.

“Indemnitee” has the meaning set forth in Section 12.02 of this Agreement.

“Indemnitor” has the meaning set forth in Section 12.02 of this Agreement.

“Internal Distributions” has the meaning set forth in the Recitals.

“IRS” means the United States Internal Revenue Service.

“Joint Return” means any Tax Return that actually includes, by election or otherwise, or is required to include under applicable Law, one or more members of the CBS Group together with one or more members of the Radio Group.

“Law” has the meaning set forth in the Merger Agreement.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Merger Tax Opinion” has the meaning set forth in the Merger Agreement.

“Non-Controlling Party” has the meaning set forth in Section 9.02(c) of this Agreement.

“Notified Action” has the meaning set forth in Section 6.03(a) of this Agreement.

“Ordinary Course of Business” means an action taken by a Person only if such action is taken in the ordinary course of the normal day-to-day operations of such Person.

“Other Taxes” means any Tax imposed by any Tax Authority other than any Income Tax.

“Parties” and “Party” has the meaning set forth in the second sentence of this Agreement.

“Past Practice” has the meaning set forth in Section 3.03(a) of this Agreement.

“Payment Date” means (i) with respect to any CBS Federal Consolidated Income Tax Return, (A) the due date for any required installment of estimated Taxes determined under Section 6655 of the Code, (B) the due date (determined without regard to extensions) for filing such Tax Return determined under Section 6072 of the Code, or (C) the date such Tax Return is filed, as the case may be, and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Person” has the meaning set forth in the Merger Agreement.

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date and, in the case of any Straddle Period, the portion of such Straddle Period beginning after the Distribution Date.

“Post-Distribution Ruling” has the meaning set forth in Section 6.02(b) of this Agreement.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Prime Rate” means a rate equal to the prime lending rate prevailing during the relevant period as published in The Wall Street Journal, calculated on a daily basis.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other Treasury Regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Radio or Acquiror management or shareholders, is a hostile acquisition, or otherwise, as a result of which any Person or Persons would (directly or indirectly) acquire, or have the right to acquire, from Radio and/or one or more holders of outstanding shares of Radio Capital Stock, a number of shares of Radio Capital Stock or Acquiror Capital Stock that would, when combined with any other changes in ownership of Radio Capital Stock or Acquiror Capital Stock pertinent for purposes of Section 355(e) of the Code (including the Merger), comprise 50% or more of (i) the value of all outstanding shares of stock of Radio or Acquiror, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of Radio or Acquiror, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Radio or Acquiror of a shareholder rights plan, (ii) issuances by Radio or Acquiror that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer), in each case, of Treasury Regulation Section 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations Section 1.355-7(d)), (iii) transfers of Radio Capital Stock or Acquiror Capital Stock that satisfy Safe Harbor VII (relating to public trading) of Treasury Regulation Section 1.355-7(d), or (iv) Specified Repurchases or Redemptions. For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. For purposes of this definition, each reference to Radio shall include a reference to any entity treated as a successor thereto. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute, Treasury Regulations promulgated under Section 355(e) of the Code or official IRS guidance with respect thereto shall be incorporated in this definition and its interpretation.

“Proposed Allocation” has the meaning set forth in Section 3.07(b) of this Agreement.

“Radio” has the meaning set forth in the first sentence of this Agreement.

“Radio Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) of the business of operating radio stations in the (i) New York, New York, (ii) Chicago, Illinois and (iii) Philadelphia, Pennsylvania markets, as conducted immediately prior to the First Distribution by the Radio SAG.

“Radio Business” has the meaning set forth in the Separation Agreement.

“Radio Capital Stock” means all classes or series of capital stock of Radio (or any entity treated as a successor to Radio), including (i) the Radio Common Stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments treated as stock in Radio (or any entity treated as a successor to Radio) for U.S. federal income tax purposes.

“Radio Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax item of any member of the Radio Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“Radio Common Stock” means the common stock of Radio.

“Radio Entity” means an entity which is a member of the Radio Group.

“Radio Group” has the meaning set forth in the Separation Agreement.

“Radio Indemnified Party” means any officer, director or employee of Radio or any of its Affiliates.

“Radio Reorganization” has the meaning set forth in the Recitals.

“Radio SAG” means the separate affiliated group of Radio, within the meaning of Section 355(b)(3)(B) of the Code.

“Radio Separate Return” means any Tax Return of or including any member of the Radio Group (including any consolidated, combined or unitary Tax Return) that does not include any member of the CBS Group.

“Radio Working Capital” has the meaning set forth in the Merger Agreement.

“Refund” means any Tax Benefit, but only to the extent such Tax Benefit is actually realized in cash or as a reduction to Taxes otherwise payable by the relevant party, together with any interest paid on or with respect to such Tax Benefit; provided, however, that the amount of any Tax Benefit shall be net of any Taxes imposed by any Tax Authority on the receipt of the Tax Benefit, including any Taxes imposed by way of withholding or offset.

“Representation Letters” means the statements of facts and representations, officer’s certificates, representation letters and any other materials delivered by CBS, Radio, Acquiror or any of their respective Affiliates or representatives in connection with the rendering by the Tax Advisors of the Tax Opinions, in each case containing customary representations and statements, reasonably satisfactory in form and substance to the Tax Advisors of Acquiror and CBS.

“Responsible Party” means, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return under this Agreement.

“Retention Date” has the meaning set forth in Section 8.01 of this Agreement.

“Ruling Request” means any letter filed by CBS with the IRS or other Tax Authority requesting a Post-Distribution Ruling (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendments or supplements to such ruling request letter.

“Second Distribution” has the meaning set forth in the Recitals.

“Separate Return” means a CBS Separate Return or a Radio Separate Return, as the case may be.

“Separation Agreement” has the meaning set forth in the Recitals.

“Separation Tax Losses” means (i) all Taxes imposed pursuant to (or any reduction to a Refund resulting from) any Final Determination or otherwise; (ii) all third party accounting, legal and other professional fees and court costs incurred in connection with such Taxes, as well as any other out-of-pocket costs incurred in connection with such Taxes; and (iii) all third party costs, expenses and damages associated with any stockholder litigation or other controversy and any amount paid by CBS (or any CBS Affiliate) or Radio (or any Radio Affiliate) in respect of any liability of or to shareholders, whether paid to shareholders or to the IRS or any other Tax Authority, in each case, resulting from the failure of the Distributions to have Tax-Free Status.

“Specified Repurchases or Redemptions” means repurchases or redemptions by Acquiror that satisfy the following criteria: (i) the repurchase or redemption is motivated by a non-tax business purpose, (ii) the stock to be repurchased or redeemed is widely held, (iii) the repurchase or redemption is made in the open market, (iv) the repurchase or redemption is not motivated to any extent by a desire to increase or decrease the ownership percentage of any particular shareholder or group of shareholders, and (v) Acquiror will not know the identity of any shareholder from which its stock is redeemed or repurchased; provided that, no repurchase or redemption will be considered a Specified Repurchase or Redemption if at the time of the repurchase or redemption any shareholder of Acquiror was either (A) a controlling shareholder (within the meaning of Treasury Regulations Section 1.355-7(h)(3)), (B) a ten-percent shareholder (within the meaning of Treasury Regulations Section 1.355-7(h)(14)) or (C) a member of a controlled group of corporations within the meaning of Section 1563 of the Code of which Acquiror is a member.

“State Income Tax” means any Tax imposed by any state of the United States or by any political subdivision of any such state which is imposed on or measured by income, including state or local franchise or similar Taxes measured by income, as well as any state or local franchise, capital or similar Taxes imposed in lieu of or in addition to a tax imposed on or measured by income.

“Stock Split” has the meaning set forth in the Separation Agreement.

“Straddle Period” means any Tax Period that begins before and ends after the Distribution Date.

“Subsidiary” has the meaning set forth in the Merger Agreement.

“Tax” or “Taxes” means all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or foreign Tax Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property, sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, value added, alternative or add-on minimum or other taxes (including any amounts owed to any Governmental Authority or other Person in respect of abandoned or unclaimed property, escheat or similar Laws), whether disputed or not, and including any interest, penalties or additions attributable thereto. For the avoidance of doubt, Tax includes any increase in Tax as a result of a Final Determination.

“Tax Advisor” means tax counsel of recognized national standing.

“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused foreign tax credit, excess charitable contribution, general business credit, research and development credit, earnings and profits, basis or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Authority” means any Governmental Authority imposing any Tax, charged with the collection of Taxes or otherwise having jurisdiction with respect to any Tax.

“Tax Benefit” means any refund, reimbursement, offset, credit, or other reduction in liability for Taxes.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with respect to Taxes (including any administrative or judicial review of any claim for any Tax Benefit with respect to Taxes previously paid).

“Tax-Free Status” means the qualification of (i) each of the Distributions as a transaction (a) described in Section 355(a) of the Code; (b) in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c) and 361(c) of the Code (and neither Section 355(d) or 355(e) of the Code cause such stock to be treated as other than “qualified property” for any purposes), and (c) in which the relevant Distributing Company, Radio and the shareholders of CBS, as applicable, recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361 and/or 1032 of the Code, as applicable, other than, in the case of CBS (or any other member of the CBS Group) and Radio (or any other member of the Radio Group), intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code; (ii) the Merger as not causing Section 355(e) of the Code to apply to any of the Distributions; and (iii) the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and each of Acquiror, Merger Sub, and Radio as a “party to a reorganization” within the meaning of Section 368(b) of the Code.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means the law of any Governmental Authority relating to any Tax.

“Tax Opinions” means the Distribution Tax Opinion and the Merger Tax Opinions.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any (i) Tax Returns, (ii) Tax Return work papers, (iii) documentation relating to Tax Contests, and (iv) other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) maintained or required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed or required to be filed with respect to or otherwise relating to Taxes.

“Tax Return” or “Return” means any report of Taxes due, any claim for a Tax Benefit, any information return or estimated Tax return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, which Tax Advisor is reasonably acceptable to CBS, and on which CBS may rely to the effect that a transaction will not adversely affect the Tax-Free Status. Any such opinion must assume that the Distributions and the Merger would have qualified for Tax-Free Status if the transaction in question did not occur.

“Westinghouse” has the meaning set forth in the Recitals.

Article 2. Responsibility for Tax Liabilities.

Section 2.01 General Rule.

(a) CBS Liability. CBS shall be liable for, and shall indemnify, defend, and hold harmless the Acquiror Group, the Radio Group, any Acquiror Indemnified Party and any Radio Indemnified Party from and against any liability for, Taxes for which CBS is responsible under this Article 2.

(b) Acquiror and Radio Liability. Acquiror and Radio shall be liable for, and shall indemnify, defend, and hold harmless the CBS Group and any CBS Indemnified Party from and against any liability for, Taxes for which Acquiror or Radio is responsible under this Article 2.

Section 2.02 Joint Returns. Except as provided in Section 2.05 and/or Section 2.07, CBS shall be responsible for all Taxes reported, or required to be reported, on any Joint Return that any member of the CBS Group files or is required to file under the Code or other applicable Tax Law; provided, however, that to the extent any such Joint Return includes any Tax Item attributable to any member of the Radio Group or to the Radio Business for any Post-Distribution Period, Acquiror and Radio shall be responsible for all Taxes attributable to such Tax Items.

Section 2.03 Separate Returns. Except as provided in Section 2.05, Section 2.06, and/or Section 2.07, CBS, Acquiror and Radio shall be responsible for all Taxes reported, or required to be reported, on any Separate Return as follows:

(a) CBS Separate Returns. CBS shall be responsible for all Taxes reported, or required to be reported, on (x) a CBS Separate Return or (y) a Radio Separate Return with respect to a Pre-Distribution Period.

(b) Radio Separate Returns. Acquiror and Radio shall be responsible for all Taxes reported, or required to be reported, on a Radio Separate Return with respect to a Post-Distribution Period.

Section 2.04 Allocation Conventions. For purposes of Section 2.02 and Section 2.03, Taxes shall be allocated in accordance with Section 3.01(c), Section 3.05, and Section 3.07.

Section 2.05 Additional Acquiror and Radio Liability. Acquiror and Radio shall be liable for, and shall indemnify, defend, and hold harmless the CBS Group and any CBS Indemnified Party from and against, any liability for, without duplication:

(a) any Tax resulting from a breach by Acquiror or, after the Effective Time, Radio of any covenant in this Agreement, the Merger Agreement, the Separation Agreement or any Ancillary Agreement, in each case, that causes the Tax-Free Status of any of the Distributions or the Merger to be lost;

(b) any Tax resulting from any breach by Acquiror or Radio of any representations, or portions thereof, made by it in this Agreement, the Merger Agreement, the Separation Agreement or any Ancillary Agreement or in connection with any Representation Letter or any

Tax Opinion, in each case, only to the extent such breach is as a result of any action (or failure to take any action) of Acquiror, Radio, or any member of the Acqiuror Group after the Effective Time that causes the Tax-Free Status of any of the Distributions or the Merger to be lost;

(c) any Separation Tax Losses for which Acquiror or Radio is responsible pursuant to Section 6.04 of this Agreement; and

(d) any costs and expenses (including reasonable legal fees and expenses), other than those taken into account as Separation Tax Losses, incurred in connection with any amounts for which Acquiror or Radio is required to indemnify any Person pursuant to Section 2.01, the above provisions of this Section 2.05, Section 6.04 or otherwise pursuant to this Agreement;

provided, however, that neither Acquiror nor Radio shall be required to indemnify, defend or hold harmless the CBS Group or any CBS Indemnified Party pursuant to this Section 2.05 in respect of any Tax resulting from any action required by the Separation Agreement, the Merger Agreement or any Ancillary Agreement or that is undertaken pursuant to the Radio Reorganization, the Distribution, or the Merger, in each case, to the extent such action does not constitute a breach by Acquiror or, after the Effective Time, Radio of any representation, warranty or covenant made by it in this Agreement, the Merger Agreement, the Separation Agreement or any Ancillary Agreement.

Section 2.06 Additional CBS Liability. CBS shall be liable for, and shall indemnify defend, and hold harmless the Acquiror Group, the Radio Group, any Acquiror Indemnified Party and any Radio Indemnified Party from and against, any liability for, without duplication:

(a) any Tax resulting from a breach by CBS of any covenant in this Agreement, the Merger Agreement, the Separation Agreement or any Ancillary Agreement, in each case, that causes the Tax-Free Status of any of the Distributions or the Merger to be lost;

(b) any Tax resulting from any breach of or inaccuracy in any representations made by CBS in this Agreement, Merger Agreement, the Separation Agreement or any Ancillary Agreement or in connection with any Representation Letter or any Tax Opinion, in each case, that causes the Tax-Free Status of any of the Distributions or the Merger to be lost;

(c) any Separation Tax Losses for which Acquiror and Radio are not responsible pursuant to Section 6.04 of this Agreement;

(d) any liability for Taxes imposed on any member of the Radio Group pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of state law as a result of such member of the Radio Group having been a member of an affiliated, combined, consolidated, unitary or other similar group for a Tax Period or portion thereof ending on or before the Distribution Date; and

(e) any costs and expenses (including reasonable legal fees and expenses), other than those taken into account as Separation Tax Losses, incurred in connection with any amounts for which CBS is required to indemnify any Person pursuant to Section 2.01, the above provisions of this Section 2.06, Section 6.04 or otherwise pursuant to this Agreement.

Section 2.07 Limitation on CBS Liability for Other Taxes. Notwithstanding anything to the contrary in this Agreement, CBS shall not be required to indemnify, defend or hold harmless the Acquiror Group, the Radio Group or any Radio Indemnified Party for any Other Taxes pursuant to Section 2.01(a) (a) to the extent such Other Taxes were taken into account as liabilities in the determination of Radio Working Capital pursuant to the Merger Agreement and (b) until the aggregate amount of such Other Taxes indemnified pursuant to Section 2.01(a) exceeds $25,000, in which event CBS shall be required to indemnify the Acquiror Group, the Radio Group or any Radio Indemnified Party for all such Other Taxes from the first dollar thereof.

Section 2.08 No Liability for Prior Payments. For the avoidance of doubt, no Party shall have any responsibility with respect to, or have any obligation to repay, any payment made by another Party or any of its Affiliates prior to the date of this Agreement (whether made to such first Party, to any Tax Authority or to any other Person) in respect of any Taxes or other amounts for which such first Party is responsible hereunder.

Article 3. Preparation and Filing of Tax Returns.

Section 3.01 CBS Responsibility.

(a) CBS shall prepare and timely file, or cause to be prepared and timely filed (in each case, taking into account extensions), (x) all Joint Returns and CBS Separate Returns which are required to be filed and (y) all Radio Separate Returns which are required to be filed for any Tax Period ending on or before the Distribution Date. CBS shall pay all Taxes shown to be due on such Tax Returns to the relevant Tax Authority, and Acquiror and Radio shall make any payments to CBS required pursuant to Section 2.01(b).

(b) With respect to any Radio Separate Return or Joint Return required to be filed by CBS pursuant to this Section 3.01, to the extent that the positions taken on such Tax Return would reasonably be expected to materially adversely affect the Tax position of any member of the Acquiror Group or (following the Effective Time) Radio Group, CBS shall submit a draft of the portion of such Tax Return that relates solely to the Radio Business to Acquiror at least 30 days prior to the due date for the filing of such Tax Return (taking into account any applicable extensions), and Acquiror shall have the right to review such portion of such Tax Return and to submit any reasonable changes to such portion of such Tax Return no later than 15 days prior to the due date for the filing of such Tax Return; provided, however, that nothing herein shall prevent CBS from timely filing any such Tax Return. The Parties agree to consult and to attempt to resolve in good faith any issues arising as a result of the review of any such Tax Return. Any disputes that the Parties are unable to resolve shall be resolved pursuant to Article 13 hereof. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or pursuant to Article 13 hereof) prior to the due date for the filing of such Tax Return (taking into account any applicable extensions), such Tax Return shall be timely filed by CBS and the Parties agree to amend such Tax Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

(c) With respect to the CBS Federal Consolidated Income Tax Return for the taxable year that includes the Distribution Date, CBS shall use the closing of the books method under Treasury Regulation Section 1.1502-76, unless otherwise agreed by CBS and Acquiror.

Section 3.02 Radio Responsibility.

(a) Acquiror and Radio shall prepare and timely file, or cause to be prepared and timely filed (in each case, taking into account extensions), all Tax Returns required to be filed by or with respect to members of the Radio Group other than those Tax Returns which CBS is required to prepare and file pursuant to Section 3.01. Acquiror and Radio shall pay all Taxes shown to be due on such Tax Return to the relevant Tax Authority.

(b) With respect to any Tax Return required to be filed by Acquiror or Radio pursuant to Section 3.02, to the extent that such Tax Return relates to a Pre-Distribution Period, Acquiror and Radio shall submit a draft of such Tax Return to CBS at least 30 days prior to the due date for the filing of such Tax Return (taking into account any applicable extensions), and CBS shall have the right to review such Tax Return and to submit any reasonable changes to such Tax Return no later than 15 days prior to the due date for the filing of such Tax Return; provided, however, that nothing herein shall prevent Acquiror or Radio from timely filing (or causing to be timely filed) any such Tax Return. The Parties agree to consult and to attempt to resolve in good faith any issues arising as a result of the review of any such Tax Return. Any disputes that the Parties are unable to resolve shall be resolved pursuant to Article 13 hereof. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties or pursuant to Article 13 hereof) prior to the due date for the filing of such Tax Return (taking into account any applicable extensions), such Tax Return shall be timely filed (or caused to be timely filed) by Acquiror and Radio and the Parties agree to amend such Tax Return as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

Section 3.03 Tax Reporting Practices.

(a) CBS General Rule. Except to the extent otherwise provided in Section 3.03(c), CBS shall report any item on any Tax Return that it is required to prepare and file or to cause to be prepared and filed pursuant to this Agreement in accordance with the past practices, accounting methods, elections or conventions (“Past Practice”) previously used by CBS with respect to the item in question (unless otherwise required by applicable Law), and to the extent that there is no Past Practice with respect to such item, in accordance with reasonable Tax accounting practices selected by CBS.

(b) Radio General Rule. Except to the extent otherwise provided in Section 3.03(c), Acquiror and Radio shall report any item on any Tax Return that it is required to prepare and file or cause to be prepared and filed pursuant to this Agreement in accordance with Past Practice previously used by CBS or the appropriate Radio Entity, as appropriate, with respect to the item in question (unless otherwise required by applicable Law), and to the extent that there is no Past Practice, in accordance with reasonable Tax accounting practices selected by Acquiror and Radio.

(c) Reporting of Transactions. The Tax treatment of the Distributions and the Merger reported on any Tax Return shall be consistent with the treatment thereof in the Tax Opinions (to the extent still valid and in effect), taking into account the jurisdiction in which such Tax Returns are filed, provided, however, that if no Tax Opinion specifies the Tax treatment of any of the Distributions or the Merger in a particular Tax jurisdiction, the Tax treatment of such Distribution or Merger, as applicable, for such jurisdiction shall be as determined by the Party liable for any Tax with respect to such Distribution or Merger, after consulting in good faith with the other Parties.

Section 3.04 Consolidated or Combined Tax Returns. Acquiror and Radio shall take all actions and shall cause their respective Affiliates to take all actions as CBS may determine, after consulting with Acquiror in good faith, are required or appropriate, or otherwise requested by CBS in connection with the filing of any Joint Returns.

Section 3.05 Straddle Period Tax Allocation. CBS, Acquiror and Radio shall take all actions necessary or appropriate to close the taxable year of Radio and each Radio Entity for all Tax purposes as of the close of the Distribution Date to the extent required by applicable Law. With respect to Taxes for any Straddle Period, (i) if applicable Law does not require Radio or a Radio Entity, as the case may be, to close its taxable year on the Distribution Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of Radio or such Radio Entity as of the close of the Distribution Date; provided, that exemptions, allowance or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion, and (ii) property Taxes or other non-Income Taxes that are calculated on an annual or periodic basis and not assessed with respect to a transaction or series of transactions shall be allocated to the portion of the Straddle Period ending on the Distribution Date and the portion of the Straddle Period beginning after the Distribution Date in proportion to the number of days in each such portion.

Section 3.06 Radio Carrybacks and Claims for Refunds.

(a) General. Unless CBS otherwise consents in writing or as required by Law, neither Acquiror nor Radio shall (i) file any Adjustment Request with respect to any Joint Return, (ii) fail to waive any available elections to carry back to any Joint Return any Radio Carryback arising in a Post-Distribution Period, and (iii) make any affirmative election to claim any such Radio Carryback with respect to any Joint Return.

(b) Extraordinary Transactions. Notwithstanding anything to the contrary in this Agreement, except as required by Law, for all Tax purposes, the Parties shall report any Extraordinary Transactions that are caused or permitted by Radio or any Radio Entity on the Distribution Date after the Effective Time as occurring on the day after the Distribution Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or any similar or analogous provision of state, local or foreign Law, unless such allocation is not “reasonable” within the meaning of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B).

(c) In the event that Acquiror and Radio (or the appropriate member of the Radio Group) are prohibited by applicable Law from waiving or otherwise forgoing a Radio Carryback or CBS consents to a Radio Carryback, CBS shall cooperate with Acquiror and Radio, at Acquiror’s and Radio’s expense, in seeking from the appropriate Tax Authority such Tax Benefit (which, to the extent permitted by applicable Law, CBS shall elect to receive in the form of a cash refund rather than as a credit toward or reduction in future Taxes) as reasonably would result from such Radio Carryback, to the extent that such Tax Benefit is directly attributable to such Radio Carryback. To the extent such Tax Benefit is received in the form of a Refund in cash, CBS shall pay over to Acquiror or Radio the amount of such Refund within 10 days after such Refund is received and, to the extent that a Tax Authority requires CBS to apply or cause to be applied the Tax Benefit as a credit toward or a reduction in Taxes in lieu of a cash Refund, within 10 days after a Refund with respect to such Tax Benefit is actually realized; provided, however, that Acquiror and Radio shall indemnify and hold the members of the CBS Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Radio Carryback, including, without limitation, the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the CBS Group if (i) such Tax Attributes expire unused, but would have been utilized but for such Radio Carryback, or (ii) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been used but for such Radio Carryback.

(d) Unless Acquiror otherwise consents in writing or as required by Law, no member of the CBS Group shall file any Adjustment Request with respect to any Radio Separate Tax Return or any Joint Return for a Straddle Period if, in each case, such Adjustment Request could reasonably be expected to increase the Tax liability of any member of the Acquiror Group for any Tax Period or Radio Group for any Post-Distribution Period. For any Joint Return for any other Tax Period, unless required by Law, any such Adjustment Request filed by any member of the CBS Group shall be done in good faith with respect to any adverse Tax impact regarding any member of the Acquiror Group for any Tax Period or Radio Group for any Post-Distribution Period.

Section 3.07 Apportionment of Tax Attributes.

(a) Tax Attributes arising in a Pre-Distribution Period will be allocated to (and the benefits and burdens of such Tax Attributes will inure to) the members of the CBS Group and the members of the Radio Group in accordance with the Code, Treasury Regulations, and any other applicable Tax Law, and, in the absence of controlling legal authority or unless otherwise provided under this Agreement (including Schedule 3.07(a) hereto), Tax Attributes shall be allocated to the legal entity that created such Tax Attributes.

(b) On or before the first anniversary of the Distribution Date, CBS shall deliver to Acquiror its determination in writing of the portion, if any, of any Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other group basis Tax Attribute which is allocated or apportioned to the members of the Radio Group under applicable Tax Law and this Agreement (the “Proposed Allocation”). Acquiror shall have 60 days to review the Proposed Allocation and provide CBS any comments with respect thereto. If Acquiror either provides no comments or provides comments to which CBS agrees in writing, such resulting determination will become final (the “Final Allocation”). If Acquiror provides comments to the Proposed Allocation and CBS does not agree, the Final Allocation (or such portion(s) of the Final Allocation as to which the Parties do not agree) will be determined by a neutral accounting firm reasonably acceptable to the Parties (the “Accounting Firm”). The Accounting Firm shall resolve the dispute according to such procedures as the Accounting Firm deems advisable and shall furnish written notice to the Parties of its resolution of any such dispute as soon as practicable, but in any event no later than 45 days after its acceptance of the matter for resolution. Any such resolution by the Accounting Firm shall be consistent with the terms of this Agreement, and, if so consistent, shall be conclusive on the Parties and shall be the Final Allocation (or shall replace the disputed portion(s) of the Final Allocation, as applicable). In accordance with Article 15, each Party shall pay its own fees and expenses (including the fees and expenses of its representatives) incurred in connection with the referral of the matter to the Accounting Firm, and all fees and expenses of the Accounting Firm in connection with such referral shall be shared equally by the Companies. All members of the CBS Group, Acquiror Group and Radio Group shall prepare all Tax Returns in accordance the Final Allocation. In the event of an adjustment to any Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other group basis attribute, CBS shall promptly notify Acquiror in writing of such adjustment. For the avoidance of doubt, CBS shall not be liable to any member of the Acquiror Group or Radio Group for any failure of any determination under this Section 3.07(b) to be accurate under applicable Tax Law, provided such determination was made in good faith.

(c) To the extent that the amount of any Tax Attribute is later reduced or increased by a Tax Authority or Tax Proceeding, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to Section 3.07(a).

Article 4. Calculation of Tax and Payments.

Section 4.01 Payment of Liability With Respect to Tax Due. Except as provided in Section 6.05, at least 7 Business Days prior to any Payment Date for any Tax Return for which CBS is the Responsible Party, Acquiror and Radio shall pay to CBS the amount Acquiror and Radio are responsible for under the provisions of Article 2 as calculated pursuant to this Agreement. Except as provided in Section 6.05, at least 7 Business Days prior to any Payment Date for any Tax Return for which Acquiror or Radio is the Responsible Party, CBS shall pay to Acquiror and Radio the amount CBS is responsible for under the provisions of Article 2 as calculated pursuant to this Agreement. To the extent a payment attributable to estimated taxes is made pursuant to this Section 4.01, the amounts owed will be recomputed and appropriate adjustments shall be made no later than December 31st of the year in which the Tax Return for the full year with respect to which such estimated Tax payments were made is filed.

Section 4.02 Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any Tax, the Party to which such Tax is allocated pursuant to this Agreement shall pay to the applicable Tax Authority when due any additional Tax required to be paid as a result of such adjustment.

Section 4.03 Method for Making Payments. All payments required to be made under this Agreement shall be made by CBS directly to Acquiror and by Acquiror directly to CBS; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, any member of the CBS Group, on the one hand, may make such indemnification payment to any member of the Acquiror Group, on the other hand, and vice versa. Unless otherwise specified in this agreement, all indemnification payments shall be made within 10 Business Days of the receipt by the indemnifying party of notification of the amount owed, together with reasonable documentation showing the basis for the calculation of such amount and evidence of payment of such amounts by the indemnified party to the relevant Tax Authority or other recipient. All indemnification payments shall be treated in the manner described in Section 12.01.

Article 5. Refunds.

Section 5.01 Refunds.

(a) CBS shall be entitled to any Refund attributable to Taxes for which CBS is liable hereunder and, to the extent permitted by applicable Law, shall elect to receive any such Refund as a cash refund rather than as a credit toward or reduction in future Taxes. Acquiror or Radio shall be entitled to any Refund attributable to Taxes for which Acquiror or Radio is liable hereunder and, to the extent permitted by applicable Law, shall elect to receive any such Refund as a cash refund rather than as a credit toward or reduction in future Taxes. To the extent that a Tax Authority requires CBS to apply or cause to be applied an overpayment of Taxes for which Acquiror or Radio (after the Effective Time) is liable under this Agreement as a credit toward or a reduction in Taxes otherwise payable by CBS in lieu of a Refund and such overpayment of Taxes, if received as a Refund, would have been payable by CBS to Acquiror or Radio pursuant to this Section 5.01(a), CBS shall pay such amount to Acquiror no later than the due date for filing the Tax Return for which such overpayment is applied. To the extent that a Tax Authority requires Acquiror or Radio (after the Effective Time) to apply or cause to be applied an overpayment of Taxes for which CBS is liable under this Agreement as a credit toward or a reduction in Taxes otherwise payable by Acquiror or Radio (after the Effective Time) in lieu of a Refund and such overpayment of Taxes, if received as a Refund, would have been payable by Acquiror or Radio to CBS pursuant to this Section 5.01(a), Acquiror shall pay such amount to CBS no later than the due date for filing the Tax Return for which such overpayment is applied. A Party receiving a Refund to which another Party is entitled hereunder shall pay such Refund to such other Party within 10 Business Days after such Refund is received or the benefit of such Refund is realized.

(b) In the event of an adjustment pursuant to a Final Determination relating to Taxes for which Acquiror and Radio, on the one hand, or CBS, on the other hand, are or is responsible pursuant to Article 2 which would have given rise to a Refund but for an offset against the Taxes for which the other Party or Parties are or may be responsible pursuant to Article 2 (the “Benefited Party”), then the Benefited Party shall pay to the other Party or Parties, within 10 Business Days of the Final Determination of such adjustment an amount equal to the amount of such reduction in the Taxes of the Benefited Party plus interest at the Prime Rate on such amount for the period from the filing date of the Tax Return that would have given rise to such Refund to the payment date.

(c) To the extent that the amount of any Refund under this Section 5.01 or Section 3.06 is later reduced by a Tax Authority or in a Tax Proceeding, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 5.01 or Section 3.06, and an appropriate adjusting payment shall be made.

Article 6. Tax-Free Status.

Section 6.01 Representations and Warranties.

(a) Acquiror hereby represents and warrants or covenants and agrees, as appropriate, that the facts represented and the representations made in the Representation Letters from Acquiror (the “Acquiror Representation Letters”), to the extent (i) descriptive of (A) the Acquiror Group at any time (including the plans, proposals, intentions and policies of the Acquiror Group at any time, and including the representation that Acquiror would not have consummated the Merger but for the Distributions), or (B) the Radio Group (including the plans, proposals, intentions and policies of Radio, its Subsidiaries, the Radio Business or the Radio Group) after the Effective Time, or (ii) relating to the actions or non-actions of the Radio Group to be taken (or not taken, as the case may be) after the Effective Time, are, or will be from the time presented or made through and including the Effective Time (and thereafter as relevant) true, correct and complete in all respects.

(b) CBS hereby represents and warrants or covenants and agrees, as appropriate, that (i) the facts presented and the representations made in the Representation Letters, to the extent descriptive of (A) the CBS Group at any time or (B) the Radio Group at any time at or prior to the Effective Time (including, in each case, (x) the business purposes for each of the Distributions described in the Representation Letters to the extent that they relate to the CBS Group at any time or the Radio Group at any time at or prior to the Effective Time, and (y) the plans, proposals, intentions and policies of the CBS Group at any time or the Radio Group at any time prior to the Effective Time), are, or will be from the time presented or made through and including the Effective Time (and thereafter as relevant) true, correct and complete in all respects.

(c) Each of CBS, Radio and Acquiror represents and warrants that it knows of no fact (after due inquiry) that may cause the Tax treatment of the Distributions or the Merger to be other than the Tax-Free Status.

(d) CBS represents and warrants that neither it, nor any of its Affiliates has any plan or intent to take any action that is inconsistent with any statements or representations made in the Representation Letters. Acquiror represents that neither it, nor any of its Subsidiaries (including, after the Effective Time, the members of the Radio Group), has any plan or intent to take any action that is inconsistent with any statements or representations made in the Acquiror Representation Letters.

Section 6.02 Restrictions Relating to the Distributions.

(a) Neither Acquiror nor Radio shall, and neither will permit any of its Affiliates to, take or fail to take, as applicable, any action if such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Acquiror Representation Letters. Neither Acquiror nor Radio shall, and neither will permit any of its Affiliates to, take or fail to take, as applicable, any action if such action or failure to act would or reasonably could be expected to adversely affect the Tax-Free Status of the Distributions or the Merger.

(b) Each of Acquiror and Radio and each other member of their respective Groups agrees that, from the date on which this Agreement is effective for such Person pursuant to Article 10 until the first Business Day after the two-year anniversary of the Distribution Date:

(i) Radio shall continue and cause to be continued the Radio Active Trade or Business of the Radio SAG,

(ii) Radio shall not voluntarily dissolve or liquidate (including any action that is a liquidation for federal income tax purposes),

(iii) neither Acquiror nor Radio shall enter into any Proposed Acquisition Transaction or, to the extent Acquiror or Radio or any other member of their respective Groups has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (A) redeeming rights under a shareholder rights plan, (B) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, (C) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the General Corporation Law of the State of Delaware or any similar corporate statute, any “fair price” or other provision of the charter or bylaws of Radio or Acquiror, as applicable, (D) amending its certificate of incorporation to declassify its Board of Directors or approving any such amendment, or otherwise),

(iv) neither Acquiror nor Radio (or any successor of Acquiror or Radio) will, or will agree to, merge, consolidate or amalgamate with any other Person (except as provided for under the Merger Agreement), provided that this Section 6.02(b)(iv) shall not apply to mergers, consolidations or amalgamations which do not result in Radio (or any successor) ceasing to exist as a corporation for U.S. federal income tax purposes,

(v) Radio will not in a single transaction or series of transactions sell, transfer, or otherwise dispose of or agree to sell, transfer or otherwise dispose of (including in any transaction treated for federal income tax purposes as a sale, transfer or disposition), or permit any other member of the Radio Group to sell, transfer, or otherwise dispose of or agree to sell, transfer or otherwise dispose of assets (including any shares of capital stock of a Subsidiary) that, in the aggregate, constitute 30% or more of the gross assets of the Radio Active Trade or Business (such percentage to be measured based on fair market value as of the Distribution Date), in each case other than (A) sales, transfers or dispositions of assets in the Ordinary Course of Business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (C) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes, (D) any mandatory or optional repayment (or pre-payment) of any indebtedness of Radio or any member of the Radio Group, or (E) any sales, transfers or other dispositions of assets within the Radio SAG,

(vi) neither Acquiror nor Radio shall redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48),

(vii) neither Acquiror nor Radio will amend, or permit any other members of their respective Groups to amend, its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of Radio Capital Stock or Acquiror Capital Stock (including, without limitation, through the conversion of one class of Radio Capital Stock or Acquiror Capital Stock into another class of Radio Capital Stock or Acquiror Capital Stock), or

(viii) neither Acquiror nor Radio shall take, or permit any other member of its respective Group to take, any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made or to be made in the Acquiror Representation Letters) which in the aggregate (and taking into account the Merger, and any other transactions described in this subparagraph (b)) would be reasonably likely to have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a Fifty-Percent or Greater Interest in Acquiror or Radio (or any successor) or would reasonably be expected to result in a failure to preserve the Tax-Free Status;

in each case, unless prior to taking any such action set forth in the foregoing clauses (i) through (viii), (A) Acquiror shall have requested that CBS obtain a private letter ruling (including a supplemental ruling, if applicable) from the IRS (a “Post-Distribution Ruling”) in accordance with Sections 6.03(a) and (c) of this Agreement to the effect that such transaction will not affect the Tax-Free Status and CBS shall have received such a Post-Distribution Ruling in form and substance satisfactory to CBS in its reasonable discretion, (B) Acquiror or Radio shall have provided CBS with an Unqualified Tax Opinion in form and substance satisfactory to CBS in its reasonable discretion (and in determining whether an opinion is satisfactory, CBS may consider, among other factors, the appropriateness of any underlying assumptions and any management representations used as a basis for the Unqualified Tax Opinion, and, for the avoidance of doubt, CBS may determine that no opinion would be acceptable to CBS if such a determination is reasonable) or (C) CBS shall have waived (which waiver may be withheld by CBS in its sole and absolute discretion) the requirement to obtain such Post-Distribution Ruling and/or Unqualified Tax Opinion.

Section 6.03 Procedures Regarding Post Distribution Rulings and Unqualified Tax Opinions.

(a) If Acquiror notifies CBS that it or Radio desires to take one of the actions described in Section 6.02(b) (a “Notified Action”), CBS shall cooperate with Acquiror and use its reasonable best efforts to seek to obtain a Post-Distribution Ruling from the IRS or an Unqualified Tax Opinion for the purpose of permitting Acquiror or Radio, as applicable, to take the Notified Action, unless CBS shall have waived the requirement to obtain such ruling or opinion. Notwithstanding the foregoing, CBS shall not be required to file or cooperate in the filing of any Ruling Request for a Post-Distribution Ruling under this Section 6.03(a) unless Acquiror represents that (A) it has read the Ruling Request, and (B) all statements, information and representations relating to any member of the Acquiror Group, contained in such Ruling Request are (subject to any qualifications therein) true, correct and complete. Acquiror shall reimburse CBS for all reasonable costs and expenses, including out-of-pocket expenses and expenses relating to the utilization of CBS personnel, incurred by the CBS Group in obtaining a Post-Distribution Ruling or Unqualified Tax Opinion requested by Acquiror within ten Business Days after receiving an invoice from CBS therefor.

(b) Post-Distribution Rulings or Unqualified Tax Opinions at CBS’s Request. CBS shall have the right to obtain a Post-Distribution Ruling or an Unqualified Tax Opinion at any time in its sole and absolute discretion. If CBS determines to obtain a Post-Distribution Ruling or an Unqualified Tax Opinion, Acquiror and Radio shall (and shall cause their respective Affiliates to) cooperate with CBS and take any and all actions reasonably requested by CBS in connection with obtaining the Post-Distribution Ruling or Unqualified Tax Opinion (including, without limitation, by making any representation or covenant or providing any materials or information reasonably requested by the IRS or Tax Advisor; provided that Acquiror and Radio shall not be required to make (or cause any member of the Acquiror Group to make) any representation or covenant that is untrue or inconsistent with historical facts or as to future matters or events over which matters or events they have no control). CBS shall reimburse Acquiror for all reasonable costs and expenses, including out-of-pocket expenses and expenses relating to the utilization of Acquiror personnel, incurred by the Acquiror Group in connection with such cooperation within ten Business Days after receiving an invoice from Acquiror therefor.

(c) Except as provided in Sections 6.03(a) and (b), following the Distribution Date, neither Acquiror nor Radio shall, nor shall either Acquiror or Radio permit their respective Affiliates to, seek any guidance from the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning any of the Distributions (including the impact of any other transaction on the Distributions) unless Acquiror and Radio shall have obtained the prior written consent of CBS, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.04 Liability for Separation Tax Losses.

(a) Notwithstanding anything in this Agreement, the Separation Agreement or the Merger Agreement to the contrary (and in each case regardless of whether a Post-Distribution Ruling, Unqualified Tax Opinion or waiver described in clauses (A), (B) or (C) of Section 6.02(b) may have been provided), but subject to Section 2.06 and Section 6.07, Acquiror and Radio shall be responsible for any Separation Tax Losses that are attributable to or result from any one or more of the following: (A) the acquisition following the Merger of all or a portion of either or both of Acquiror’s and/or Radio’s stock and/or of the Radio Group’s assets by any means whatsoever by any Person, (B) any negotiations, understandings, agreements or arrangements by either or both of Acquiror and/or Radio or any other member of their respective Groups (provided that, in the case of Radio or any other member of the Radio Group, such negotiations, understandings, agreements or arrangements follow the Merger) with respect to transactions or events (including, without limitation, stock issuances, whether pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events), other than the Merger or any transactions contemplated by the Merger Agreement, the Separation Agreement or any Ancillary Agreement, that cause any of the Distributions to be treated as part of a plan (which plan may include the Merger) pursuant to which one or more Persons acquire directly or indirectly stock of either or both of Acquiror and/or Radio representing a Fifty-Percent or Greater Interest therein, as applicable, (C) any action or failure to act by either or both of Acquiror and/or Radio or any other member of their respective Groups (in the case of Radio or any member of the Radio Group, after the Merger) (including, without limitation, any amendment to such Person’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of either or both of Acquiror’s and/or Radio’s stock (including, without limitation, through the conversion of one class of Radio Capital Stock or Acquiror Capital Stock into another class of Radio Capital Stock or Acquiror Capital Stock, but not including the composition of the Acquiror Board (as defined in the Merger Agreement) as contemplated by Section 7.22(a) of the Merger Agreement), other than entering into the Merger or any transactions contemplated by the Merger Agreement, the Separation Agreement or any Ancillary Agreement, (D) any act or failure to act by either or both of Acquiror and/or Radio or any other member of their respective Groups that would affect the Tax-Free Status of the Distributions or Merger (regardless whether such act or failure to act may be covered by a Post-Distribution Ruling, Unqualified Tax Opinion or waiver described in clauses (A), (B) or (C) of Section 6.02(b)), other than entering into the Merger, or (E) any breach or inaccuracy by either or both of Acquiror and/or Radio or any other member of their respective Groups of any of their agreements or representations set forth herein; provided, however, that notwithstanding the foregoing, in the case of an acquisition described in clause (A) of this Section 6.04(a), which acquisition is made in the open market by any person (x) who is not (i) a member of the Acquiror Group, (ii) an Affiliate of Acquiror, (iii) an officer or director of Acquiror, (iv) a controlling shareholder (within the meaning of Treasury Regulations Section 1.355-7(h)(3)) of Acquiror, or (v) any other person acting with the implicit or explicit permission of Acquiror, and (y) who was not solicited to make such acquisition by any person described in subclauses (i), (ii), (iii), (iv) or (v) of this sentence, then Acquiror and Radio shall be responsible for only fifty percent (50%) of any Separation Tax Losses attributable to or resulting from such acquisition.

(b) To the extent that any Separation Tax Loss reasonably could be subject to indemnity under both Section 2.05 and Section 2.06, responsibility for such Separation Tax Loss shall be shared by CBS, on the one hand, and Acquiror and Radio, on the other hand, according to relative fault as determined by the Parties in good faith.

Section 6.05 Payment of Separation Taxes. Acquiror shall pay CBS the amount of any Separation Tax Losses for which Acquiror and Radio are responsible under Section 6.04 as a result of a Final Determination no later than 5 Business Days after the date such Separation Tax Losses are determined as a result of a Final Determination to be due.

Section 6.06 Protective Election. If CBS determines, in its reasonable discretion, that a protective election under Section 336(e) of the Code shall be made with respect to the Final Distribution, Acquiror and Radio agree to take any such action that is reasonably necessary to effect such election. If such a protective election is made, then this Agreement shall be amended in such a manner as is determined by the Parties to take into account the Tax Benefits resulting from such election.

Section 6.07 CBS Actions. If (a) (x) CBS waives, modifies or alters the condition in Section 2.2(a)(ii) of the Separation Agreement or the condition in Section 3.3(a)(ii) of the Separation Agreement and (y) CBS does not receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to CBS, concluding at a comfort level of “should” or higher that each of the Distributions qualifies as a tax-free transaction under Section 355 of the Code, or (b) CBS takes, or fails to take, or permits any CBS Affiliate to take or fail to take, any action, and solely as a result of such action or failure to act, together with all other actions or failures to act by CBS and any CBS Affiliates, one or more of the Distributions would reasonably be expected to fail to have Tax-Free Status, then, notwithstanding anything in this Agreement, the Separation Agreement or the Merger Agreement to the contrary, (i) CBS shall promptly provide notice to Acquiror of such fact; (ii) the Distribution Tax Opinion shall no longer be considered valid or in effect for purposes of Section 3.03(c); (iii) Section 6.02(b) shall be of no force or effect; (iv) no member of the Acquiror Group or Radio Group shall be responsible for any Separation Tax Losses pursuant to Section 6.04 or otherwise; (v) no member of the Acquiror Group or Radio Group shall be liable under Section 2.05 for the breach of any representation or covenant because any of the Distributions fails to have Tax-Free Status; and (vi) the Parties shall cooperate in good faith to revise the Proposed Allocation or Final Allocation and to file any amended Tax Returns as required by Law.

Article 7. Assistance and Cooperation.

Section 7.01 Assistance and Cooperation.

(a) The Parties shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Parties and their Affiliates, including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any Tax Benefit, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to any other Party and its Affiliates available to such other Party as provided in Article 8. Each of the Parties shall also make available to any other Party, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Parties or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. Acquiror and Radio and each other member of their respective Groups shall cooperate with CBS and take any and all actions reasonably requested by CBS in connection with obtaining the Tax Opinions (including, without limitation, by making any new representation or covenant, confirming any previously made representation or covenant or providing any materials or information reasonably requested by any Tax Advisor or Tax Authority; provided that none of Radio, Acquiror or any other member of their respective Groups shall be required to make or confirm any representation or covenant that is inconsistent with historical facts or as to future matters or events over which matters or events it has no control).

(b) Any information or documents provided under this Article 7 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement, the Merger Agreement, the Separation Agreement or any Ancillary Agreement, (i) neither CBS nor any CBS Affiliate shall be required to provide Radio, Acquiror or any of their respective Affiliates or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to a member of the Radio Group, the Radio Business or the assets of Radio or any Radio Affiliate, (ii) neither Radio, Acquiror nor any of their respective Affiliates shall be required to provide CBS or any CBS Affiliate or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to a member of the CBS Group, the CBS Business or the assets of CBS or any CBS Affiliate, (iii) in no event shall CBS or any CBS Affiliate be required to provide Radio, Acquiror, or any of their respective Affiliates or any other Person access to or copies of any information or documents if such action would or reasonably could be expected to result in the waiver of any Privilege, and (iv) in no event shall Radio, Acquiror or any of their respective Affiliates be required to provide CBS or any CBS Affiliate or any other Person access to or copies of any information or documents if such action would or reasonably could be expected to result in the waiver of any Privilege. In addition, in the event that CBS reasonably determines that the provision of any information or documents to Radio, Acquiror or any of their respective Affiliates, or Radio or Acquiror reasonably determines that the provision of any information or documents to CBS or any CBS Affiliate, could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit each other’s compliance with its obligations under this Article 7 in a manner that avoids any such harm or consequence.

Section 7.02 Tax Return Information. Each of Radio, Acquiror and CBS, and each member of their respective Groups, acknowledges that time is of the essence in relation to any request for information, assistance or cooperation made by CBS, Acquiror or Radio pursuant to this Agreement. Each of Radio, Acquiror and CBS, and each member of their respective Groups, acknowledge that failure to conform to the deadlines set forth in this Agreement could cause irreparable harm. Each Party shall provide to the other Parties information and documents relating to its Group reasonably required by the other Parties to prepare Tax Returns, including any pro forma returns required by the Responsible Party for purposes of preparing such Tax Returns. Any information or documents the Responsible Party requires to prepare such Tax Returns shall be provided in such form as the Responsible Party reasonably requests and at or prior to the time reasonably specified by the Responsible Party so as to enable the Responsible Party to file such Tax Returns on a timely basis.

Section 7.03 Reliance by CBS. If any member of the Acquiror Group supplies information to a member of the CBS Group in connection with Taxes and an officer of a member of the CBS Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the CBS Group identifying the information being so relied upon, the chief financial officer of Acquiror (or any officer of Radio or Acquiror as designated by the chief financial officer of Acquiror) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Section 7.04 Reliance by Acquiror and Radio. If any member of the CBS Group supplies information to a member of the Acquiror Group or the Radio Group in connection with Taxes and an officer of a member of the Acquiror Group or the Radio Group, as applicable, signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Acquiror Group or the Radio Group, as applicable, identifying the information being so relied upon, the chief financial officer of CBS (or any officer of CBS as designated by the chief financial officer of CBS) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Article 8. Tax Records.

Section 8.01 Retention of Tax Records. Each Company shall preserve and keep all Tax Records and related work papers and other documentation in its possession as of the date hereof for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven years after the Distribution Date (such later date, the “Retention Date”). After the Retention Date, each Company may dispose of such Tax Records upon 60 days’ prior written notice to the other Parties. If, prior to the Retention Date, (a) a Company reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Article 8 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Parties agree, then such first Party may dispose of such Tax Records upon 60 days’ prior notice to the other Parties. Any notice of an intent to dispose given pursuant to this Section 8.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Party shall have the opportunity, at its cost and expense, to copy or remove, within such 60-day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Company determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such Company may decommission or discontinue such program or system upon 60 days’ prior notice to the other Parties and the other Parties shall have the opportunity, at their cost and expense, to copy, within such 60-day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Section 8.02 Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession pertaining to (a) in the case of any Tax Return of the CBS Group, the portion of such return that relates to Taxes for which the Radio Group or the Acqiuror Group may be liable pursuant to this Agreement or (b) in the case of any Tax Return of the Radio Group or the Acqiuror Group, the portion of such return that relates to Taxes for which the CBS Group may be liable pursuant to this Agreement, and shall permit the other Parties and their Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access, at the cost and expense of the requesting Party, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Company in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

Section 8.03 Preservation of Privilege. The Parties and their respective Affiliates shall not provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Distribution Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Article 9. Tax Contests.

Section 9.01 Notice. Each of CBS, Radio and Acquiror shall provide prompt notice to the other Parties of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for Tax Period for which it reasonably expects to be indemnified by another Party hereunder or for which it reasonably may be required to indemnify another Party hereunder, or otherwise relating to the Tax-Free Status of the Distributions or the Merger (including the resolution of any Tax Contest relating thereto). Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such Party fails to give the indemnifying Party prompt notice of such asserted Tax liability and the indemnifying Party is entitled under this Agreement to contest the asserted Tax liability, then (i) if the indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying Party shall have no obligation to indemnify the indemnified Party for any Taxes arising out of such asserted Tax liability, and (ii) if the indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying Party, then any amount which the indemnifying Party is otherwise required to pay the indemnified Party pursuant to this Agreement shall be reduced by the amount of such detriment.

Section 9.02 Control of Tax Contests.

(a) CBS Control. Notwithstanding anything in this Agreement to the contrary, CBS shall have the right to control any Tax Contest with respect to any Tax matters relating to (i) a Joint Return, (ii) any member of the CBS Group, (iii) any member of the Radio Group relating to the Pre-Distribution Period, and (iv) Separation Tax Losses. Subject to Sections 9.02(c) and (d), CBS shall have reasonable discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any such Tax Contest relating to a Radio Separate Return for a Straddle Period, and absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any other such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability.

(b) Acquiror Control. Except as otherwise provided in this Section 9.02, Acquiror shall have the right to control any Tax Contest with respect to any member of the Radio Group to the extent related solely to any Post-Distribution Period. Subject to Section 9.02(c) and (d), Acqiuror shall have absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability.

(c) Settlement Rights. The Controlling Party shall have the sole right to contest, litigate, compromise and settle any Tax Contest without obtaining the prior consent of the Non-Controlling Party; provided, however, that, to the extent any such Tax Contest may give rise to a claim for indemnity by the Controlling Party or its Affiliates against the Non-Controlling Party or its Affiliates under this Agreement, the Controlling Party shall not settle any such Tax Contest without obtaining the prior written consent of the Non-Controlling Party (which consent shall not be unreasonably withheld). Subject to Section 9.02(e), and unless waived by the Parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Party shall defend such Tax Contest diligently and in good faith. The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party. In the case of any Tax Contest described in Section 9.02(a) or (b), “Controlling Party” means the Company entitled to control the Tax Contest under such Section and “Non-Controlling Party” means (x) CBS if Acquiror is the Controlling Party and (y) Acquiror if CBS is the Controlling Party.

(d) Tax Contest Participation. Subject to Section 9.02(e), and unless waived by the Parties in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend, any formally scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement. The failure of the Controlling Party to provide any notice specified in this Section 9.02(d) to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

(e) CBS Consolidated Federal Income Tax Return. Notwithstanding anything in this Article 9 to the contrary, in the case of a Tax Contest related to (x) a CBS Federal Consolidated Income Tax Return or (y) any other consolidated, combined or unitary Income Tax Return that includes any member of the Radio Group, on the one hand, and any member of the CBS Group, on the other hand, (i) the rights of Acquiror and Radio and their respective Affiliates under Section 9.02(c) and Section 9.02(d) shall be limited in scope to the portion of such Tax Contest relating to Taxes for which Acquiror or Radio may reasonably be expected to become liable to make any indemnification payment to CBS under this Agreement, and (ii) CBS shall have exclusive authority with respect to the settlement of such Tax Contest and shall exercise such authority in good faith with respect to any adverse Tax impact regarding any member of the Acquiror Group for any Tax Period or Radio Group for any Post-Distribution Period.

(f) Power of Attorney. Each member of the Acquiror Group shall execute and deliver to CBS (or such member of the CBS Group as CBS shall designate) any power of attorney or other similar document reasonably requested by CBS (or such designee) in connection with any Tax Contest (as to which CBS is the Controlling Party) described in this Article 9 within 2 Business Days of such request. Each member of the CBS Group shall execute and deliver to Acquiror (or such member of the Acquiror Group as Acquiror shall designate) any power of attorney or other similar document requested by Acquiror (or such designee) in connection with any Tax Contest (as to which Acquiror is the Controlling Party) described in this Article 9 within 2 Business Days of such request.

Article 10. Effective Date. Except as expressly set forth in this Agreement, as between CBS and Radio, this Agreement shall become effective upon the consummation of the Final Distribution, and as between CBS, Radio, and Acquiror, this Agreement shall become effective upon the consummation of the Merger.

Article 11. Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Article 12. Treatment of Payments.

Section 12.01 Treatment of Tax Indemnity Payments. In the absence of any change in Tax treatment under the Code or except as otherwise required by other applicable Tax Law, any payment required by this Agreement, the Separation Agreement, the Merger Agreement or any Ancillary Agreement (other than (x) any payment of interest accruing after the Distribution Date or (y) any payment pursuant to Section 3.5 of the Merger Agreement) shall be reported for Tax purposes by the payor and the recipient as either a contribution by CBS to Radio or a distribution by Radio to CBS, as the case may be, occurring immediately prior to the Final Distribution (but only to the extent the payment does not relate to a Tax allocated to the payor in accordance with Section 1552 of the Code or the Treasury Regulations thereunder or Treasury Regulation

Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws)) or as payments of an assumed or retained liability. Except to the extent provided in Section 12.02, any Tax indemnity payment made by a Company under this Agreement shall be increased as necessary so that after making all payments in respect of Taxes imposed on or attributable to such indemnity payment, the recipient Company receives an amount equal to the sum it would have received had no such Taxes been imposed.

Section 12.02 Interest Under This Agreement. Notwithstanding anything herein to the contrary, to the extent one Party (“Indemnitor”) makes a payment of interest to another Party (“Indemnitee”) under this Agreement with respect to the period from the date that the Indemnitee made a payment of Tax to a Tax Authority to the date that the Indemnitor reimbursed the Indemnitee for such Tax payment, the interest payment shall be treated as interest expense to the Indemnitor (deductible to the extent provided by Law) and as interest income by the Indemnitee (includible in income to the extent provided by Law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the Indemnitor or increase in Tax to the Indemnitee.

Article 13. Disagreements.

Section 13.01 Discussion. The Parties mutually desire that friendly collaboration will continue between them. Accordingly, they will endeavor, and they will cause their respective Group members to endeavor, to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement between any member of the CBS Group and any member of the Acquiror Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder (a “Dispute”), the Tax departments of the Parties shall negotiate in good faith to resolve the Dispute.

Section 13.02 Escalation.

(a) If such good faith negotiations do not resolve the Dispute, then the matter will be resolved through the procedures provided in Article VII of the Separation Agreement.

Article 14. Late Payments. Any amount owed by one Party to another Party under this Agreement which is not paid when due shall bear interest at the Prime Rate plus two percent, compounded semiannually, from the due date of the payment to the date paid. To the extent interest required to be paid under this Article 14 duplicates interest required to be paid under any other provision of this Agreement, interest shall be computed at the higher of the interest rate provided under this Article 14 or the interest rate provided under such other provision.

Article 15. Expenses. Except as otherwise provided in this Agreement, each Party and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

Article 16. General Provisions.

Section 16.01 Addresses and Notices. Each Party giving any notice required or permitted under this Agreement will give the notice in writing and use one of the following methods of delivery to the Party to be notified, at the address set forth below or another address of which the sending Party has been notified in accordance with this Section 16.01: (a) personal delivery; (b) facsimile or telecopy transmission with a reasonable method of confirming transmission; (c) commercial overnight courier with a reasonable method of confirming delivery; or (d) pre-paid, United States of America certified or registered mail, return receipt requested. Notice to a Party is effective for purposes of this Agreement only if given as provided in this Section 16.01 and shall be deemed given on the date that the intended addressee actually receives the notice.

(i)	if to CBS:

CBS Corporation

51 West 52nd Street

New York, New York 10019

Attn: General Tax Counsel

Fax: (212) 597-4103

(ii)	if to Radio, after the Effective Time, or Acquiror:

Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, Pennsylvania 19004

Attn: Senior Vice President and General Counsel

Fax: (610) 660-5662

A Party may change the address for receiving notices under this Agreement by providing written notice of the change of address to the other Party.

Section 16.02 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

Section 16.03 Waiver. The Parties may waive a provision of this Agreement only by a writing signed by the Party intended to be bound by the waiver. A Party is not prevented from enforcing any right, remedy or condition in the Party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the Party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

Section 16.04 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable.

Section 16.05 Authority. Each of the Parties represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 16.06 Further Action. The Parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be reasonably necessary or appropriate to achieve the purposes of this Agreement, including the execution and delivery to the other Party and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests (or portions thereof) under the control of such other Party in accordance with Article 9.

Section 16.07 Integration. This Agreement, together with each of the exhibits appended hereto, contains the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other agreements, whether or not written, in respect of any Tax between or among any member or members of the CBS Group, on the one hand, and any member or members of the Radio Group, on the other hand. In the event of any inconsistency between this Agreement, the Merger Agreement and the Separation Agreement, or any other agreements relating to the transactions contemplated by the Merger Agreement or the Separation Agreement, with respect to the subject matter hereof, the provisions of this Agreement shall control. The parties agree and acknowledge that the references to “Section 2.2(b)” of the Separation Agreement in (i) the definition of “Distribution Tax Opinion” in the Separation Agreement and (ii) Section 3.1(d) of the Merger Agreement, in each case, are typographical errors and instead such provisions refer to Section 2.2(a)(ii) of the Separation Agreement.

Section 16.08 Construction. The language in all parts of this Agreement shall in all cases be construed according to its fair meaning and shall not be strictly construed for or against any Party. The captions, titles and headings included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation. Unless otherwise indicated, all “Section” references in this Agreement are to sections of this Agreement.

Section 16.09 No Double Recovery. No provision of this Agreement shall be construed to provide an indemnity or other recovery for any costs, damages, or other amounts for which the damaged Party has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or equity. Unless expressly required in this Agreement, a Party shall not be required to exhaust all remedies available under other agreements or at law or equity before recovering under the remedies provided in this Agreement.

Section 16.10 Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Party. The signatures of the Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature is as effective as signing and delivering the counterpart in person.

Section 16.11 Governing Law. The internal laws of the State of New York (without reference to its principles of conflicts of law) govern the construction, interpretation and other matters arising out of or in connection with this Agreement and each of the exhibits hereto and thereto (whether arising in contract, tort, equity or otherwise).

Section 16.12 Jurisdiction. If any dispute arises out of or in connection with this Agreement, except as expressly contemplated by another provision of this Agreement, the Parties irrevocably (and the Parties will cause each other member of their respective Group to irrevocably) (a) consent and submit to the exclusive jurisdiction of federal and state courts located in the Borough of Manhattan in New York, New York, (b) waive any objection to that choice of forum based on venue or to the effect that the forum is not convenient, and (c) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO TRIAL OR ADJUDICATION BY JURY.

Section 16.13 Amendment. The Parties may amend this Agreement only by a written agreement signed by each Party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

Section 16.14 Subsidiaries. If, at any time, CBS, Acquiror or Radio acquires or creates one or more subsidiaries that are includable in the CBS Group, Acquiror Group or Radio Group, as applicable, they shall be subject to this Agreement and all references to the CBS Group, Acquiror Group or Radio Group, as applicable, herein shall thereafter include a reference to such subsidiaries.

Section 16.15 Successors. This Agreement shall be binding on and inure to the benefit of any successor by merger, acquisition of assets, or otherwise, to any of the Parties (including but not limited to any successor of CBS, Acquiror or Radio succeeding to the Tax Attributes of either under Section 381 of the Code), to the same extent as if such successor had been an original party to this Agreement. Other than as permitted in the previous sentence, neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party.

Section 16.16 Injunctions. The Parties acknowledge that irreparable damage may occur in the event that any of the provisions of this Agreement, including Section 6.01 and Section 6.02, were not performed in accordance with its specific terms or were otherwise breached. The Parties shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement, including Section 6.01 and Section 6.02, and to enforce specifically the terms and provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which they may be entitled at law or in equity.

[Signatures appear on next page]

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

CBS CORPORATION, a Delaware corporation

By:	/s/ Richard M. Jones
Name: Richard M. Jones
Title: Executive Vice President and
General Tax Counsel

CBS RADIO INC., a Delaware corporation

By:	/s/ Richard M. Jones
Name: Richard M. Jones
Title: Senior Vice President and
General Tax Counsel

ENTERCOM COMMUNICATIONS CORP., a Pennsylvania Corporation

By:	/s/ Andrew P. Sutor, IV
Name: Andrew P. Sutor, IV
Title: Executive Vice President

[Signature page to the Tax Matters Agreement by and among CBS Corporation, CBS Radio Inc. and Entercom Communications Corp.]